UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of March 19, 2003

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Hydro to build new chlorine plant in Norway

Oslo(2003-03-18): The Board of Norsk Hydro has today approved the construction of a new chlorine plant at Rafnes. The investment, estimated to cost in the region of NOK 1 billion, approximately EUR 127 million, is expected to be very profitable. Production is planned to start up in 2005.

Production capacity will be doubled to 260,000 tonnes. Hydro's petrochemical production at Rafnes is based on the import of considerable supplies of chlorine, an important raw material used in the production of PVC and the intermediate product VCM. The new plant will primarily eliminate the import requirement and ensure that the plant is self-supplied with chlorine.

"While our plans to divest the petrochemicals business remain unaffected, it is nevertheless important for us to develop and enhance the values inherent in the operation," says Hydro's president and CEO Eivind Reiten.

"This investment will improve the competitiveness of the business. Furthermore, it is necessary for environmental reasons and will help to ensure the basis for future petrochemical activity in the area, regardless of the ownership constellation."

The new plant will be based on the best available technology. Emissions, including CO2 , will remain at the same level as those from the current plant, despite the doubling of production. The production increase will not affect manning levels.

While the old plant utilizes diaphragm technology, the new one will be equipped with the latest generation membrane electrolysers. In addition to chlorine, the plant will produce 140,000 tonnes caustic soda annually.

"This investment will boost our competitiveness," states president Anders Hermansson, who heads Hydro's petrochemicals business.

"We are currently dependent on purchasing chlorine from external sources and the market for chlorine in Europe has tightened considerably in recent years. Moreover, transporting large quantities of chlorine to Rafnes, in the form of the intermediate product EDC, is costly and not an attractive proposition in the long run."

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

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SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President Corporate, Accounting and Consolidation

March 19, 2003